UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02003081

RECEIVED FEB 28 2002 340 WASH. D.C. SEC PROCESSING SECTION

SEC FILE NUMBER
8-52877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JVB Financial Group, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

3785 N. Federal Highway
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Butkevits (561)416-5876
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

VF 3-26-02

OATH OR AFFIRMATION

I, **Vincent Butkevits**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **JVB Financial Group, LLC**, as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Vincent James Fisk
Commission # CC 995575
Expires Jan. 22, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JVB FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

Michael I. Daszkal, CPA, P.A.
Jeffrey A. Bolton, CPA, P.A.
Timothy R. Devlin, CPA, P.A.
Michael S. Kridel, CPA, P.A.
Marjorie A. Horwin, CPA, P.A.


DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

2401 N.W. Boca Raton Boulevard
Boca Raton, FL 33431
t: 561.367.1040
f: 561.750.3236
www.daszkalbolton.com

INDEPENDENT AUDITOR'S REPORT

To the Members
JVB Financial Group, LLC

We have audited the accompanying statement of financial condition of JVB Financial Group, LLC as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JVB Financial Group, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 15, 2002

JVB FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

		2001
Cash	$	21,586
Deposits with clearing organization		282,453
Receivable from clearing organization		316,624
Other receivables		113,448
Prepaid expenses		12,995
Due from affiliate		67,250
Marketable securities, at market value		2,268,878
Total assets	$	3,083,234

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Payable to clearing organization	$	2,280,885
Commissions payable		69,362
Accrued expenses		7,276
Total liabilities		2,357,523
Member's equity		725,711
Total liabilities and member's equity	$	3,083,234

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

	2001
Revenues:	
Commissions	$ 1,027,594
Proprietary trading	530,975
Interest	200,473
Total revenues	1,759,042
Expenses:	
Compensation and benefits	957,851
Clearance fees	158,190
Regulatory fees	21,023
Management fee	143,405
Communication costs	115,071
Interest expense	70,110
Other expenses	84,356
Total expenses	1,550,006
Other income (expense):	
Unrealized loss on marketable securities	(28,824)
Net income	$ 180,212

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

		2001
Balance, January 1, 2001	$	189,022
Capital contributed		356,477
Net income		180,212
Balance, December 31, 2001	$	725,711

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

	2001
Cash flows from operating activities:	
Net income	$ 180,212
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized loss on marketable securities	28,824
Changes in assets and liabilities:	
(Increase) decrease in:	
Prepaid expenses	(12,995)
Deposits with clearing organization	(282,453)
Marketable securities	(2,297,702)
Receivable from clearing organization	(316,624)
Increase (decrease) in:	
Payable to clearing organization	2,280,885
Commissions payable	69,362
Accrued expenses	4,669
Net cash used in operating activities	(345,822)
Cash flows from investing activities:	
Other receivables - cash advanced	(98,749)
Other receivables - cash received	36,301
Due from affiliate	7,386
Net cash used in investing activities	(55,062)
Cash flows from financing activities:	
Capital contributed	356,477
Net decrease in cash	(44,407)
Cash, beginning of year	65,993
Cash, end of year	$ 21,586
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 70,110

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

JVB Financial Group, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Limited Liability Company that is a wholly-owned subsidiary of JVB Holdings, LLC. All customer accounts are cleared through and carried with SAL Financial Services, Inc. on a fully disclosed basis.

The Company became a member of the NASD and registered with the SEC in April 2001. Prior to that date the Company was operating as a branch office of SAL Financial Services, Inc. For the period from January 2001 through March 2001, the Company earned commissions of approximately $300,000, which is included in commissions as reported in the accompanying statement of operations for the year ended December 31, 2001.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates commission income from sales and purchases of bonds on behalf of customers. Commissions are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities

Marketable securities held at year-end consist of trading securities, which are reported at fair value with unrealized gains or losses included in earnings.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2001.

NOTE 3 – RELATED PARTY TRANSACTIONS

A related company through common ownership and management provides management and consulting services to the Company. In connection with the management agreement, the Company incurred management fee expenses of $143,405 for the year ended December 31, 2001. At December 31, 2001, the related company owed the Company $67,250. This is a non-interest-bearing loan, due on demand.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $381,828, which was $87,138, in excess of its required net capital of $294,690. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 6.17 to 1.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The amount of $316,624 receivable from the clearing organization at December 31, 2001 consists primarily of the Company's trading profits and net commissions due from customer trades.

The amount of $2,280,885 payable to the clearing organization at December 31, 2001 includes amounts due on cash and margin transactions and is collateralized by securities owned by the Company.

NOTE 6 – MARKETABLE SECURITIES

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of federal, state and municipal government obligations. Their cost and estimated market value at December 31, 2001 are as follows:

Trading securities:	
Cost	$ 2,297,702
Unrealized loss	(28,824)
	$ 2,268,878

The Company included unrealized losses in the amount of $28,824 in earnings for the year ended December 31, 2001.

NOTE 7 – OTHER RECEIVABLES

Other receivables consist of the following at December 31, 2001:

Short-term loans due from employees	$	4,612
Non-interest bearing note due from an employee, with minimum payments of $250 per month, increasing to a minimum payment of $500 per month after 12 months. Payments commenced September 2001.		9,636
Promissory notes due from employees, due on demand.		84,200
Promissory note due from an employee. The loan is forgivable on a monthly amortized basis related to the employee's pro rata attainment of two years of employment or $300,000 of cumulative gross commissions production. Should the employee terminate his employment with the Company prior to the full amortization of the note, the unamortized portion becomes due and payable to the Company.		15,000
	$	113,448

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

JVB FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital computation:

Total member's equity	$	725,711
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		12,995
Other receivables		113,448
Due from affiliate		67,250
Total non-allowable assets		193,693
Net capital before haircuts on securities positions		532,018
Haircuts on securities:		
Federal, State and Municipal government obligations		117,821
Clearing deposit		46
Undue concentrations		32,323
Total haircuts on securities		150,190
Net capital		381,828
Required minimum capital		294,690
Excess net capital	$	87,138

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	2,357,523
Ratio of aggregate indebtedness to net capital		6.17 to 1

Reconciliation:

Net capital, per unaudited December 31, 2001 FOCUS report, as filed	$	381,828
Net audit adjustments		-
Net capital, per December 31, 2001 audited report, as filed	$	381,828

JVB Financial Group, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through SAL Financial Services, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Michael I. Daszkal, CPA, P.A.
Jeffrey A. Bolton, CPA, P.A.
Timothy R. Devlin, CPA, P.A.
Michael S. Kridel, CPA, P.A.
Marjorie A. Horwin, CPA, P.A.


DB
DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

2401 N.W. Boca Raton Boulevard
Boca Raton, FL 33431
t: 561.367.1040
f: 561.750.3236
www.daszkalbolton.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
JVB Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of JVB Financial Group, LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 15, 2002